Exhibit 5
                                MAFCO HOLDINGS INC.
                                35 East 62nd Street
                             New York, New York  10021

                                                   January 30, 1997

Board of Directors
Mafco Consolidated Group Inc.
35 East 62nd Street
New York, New York  10021

Ladies and Gentlemen:

          I am pleased to enclose, for your consideration, a revised proposal pursuant to which Mafco Consolidated Group Inc. would acquire all publicly held shares of Mafco Consolidated common stock at a price of $38.50 per share in cash, subject to upward, but not downward, adjustment. Our revised proposal is described in our press release, a copy of which is enclosed for your information.

          Our revised proposal, of course, continues to be conditioned upon the execution of a definitive agreement containing appropriate representations, warranties, covenants and conditions customary for transactions of this nature.

          We very much appreciate your willingness to consider our revised proposal and look forward to working with you towards its successful completion.

                                    Very truly yours,

                                    /s/ Howard Gittis

                                    Howard Gittis
                                    Vice Chairman



IMMEDIATE RELEASE

Contact:      James T. Conroy
              (212) 572-5980

MAFCO HOLDINGS REVISES GOING PRIVATE TRANSACTION

          NEW YORK, N.Y., January 30, 1997 - Mafco Consolidated Group Inc. (NYSE:MFO) announced today that its 85% stockholder, Mafco Holdings Inc., has revised its previously announced proposal to acquire all publicly held shares of Mafco Consolidated common Stock at a price of $38.50 per share in cash. Under the revised proposal, the $38.50 per share price would be adjusted upward to the extent that the gross proceeds per share received by Mafco Consolidated on the closing of its proposed offering of shares of Consolidated Cigar Holdings Inc. (NYSE:
CIG) was greater than $24.50. Under the original proposal, the $38.50 per share price would also have been adjusted downward for any decrease below $24.50 per share received by Mafco Consolidated in the Consolidated Cigar offering. Under the revised proposal, the downward adjustment has been eliminated.

          Mafco Consolidated also announced that Consolidated Cigar has filed a registration statement with the Securities Exchange Commission covering an offering of 5,000,000 Consolidated Cigar Class A shares, to be underwritten by a group led by Goldman, Sachs & Co., subject to prevailing market conditions. All of the Consolidated Cigar shares to be sold are owned by Mafco Consolidated. Consolidated Cigar will not be selling any shares. Mafco Consolidated also said it has determined not to proceed with a proposed offering of $150,000,000 principal amount of Mafco Consolidated notes exchangeable for Consolidated Cigar shares.

          In response to Mafco Holdings' proposal Mafco Consolidated formed a special committee of independent directors, to be chaired by Phillip E. Beekman, and the special committee has retained Morgan Stanley & Co. Incorporated as its financial advisor to assist in evaluating Mafco Holdings' proposal and negotiating any possible transaction with Mafco Holdings.

          Mafco Consolidated is a holding company which, in addition to its interest in Consolidated Cigar, owns approximately 36% of the common stock of Power Control Technologies, Inc. (NYSE: ATP) on a fully diluted basis. Consolidated Cigar is the largest manufacturer and marketer of cigars sold in the United States in terms of dollar sales. Power Control Technologies, thorough its Mafco Worldwide business, is the world's largest producer of licorice extract.

                                *********

          This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy the Mafco Consolidated common stock or the Consolidated Cigar common stock, which will be made only by means of prospectuses included in one or more registration statements to be filed with the Securities and Exchange Commission.

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